April 4, 2025

Inderjit Tuli
Chief Executive Officer
Compound Real Estate Bonds, Inc.
1185 Avenue of the Americas, 3rd Floor
New York, NY 10036

        Re: Compound Real Estate Bonds, Inc.
            Post-Qualification Amendment No. 6 to
            Offering Statement on Form 1-A
            Filed March 21, 2025
            File No. 024-11848
Dear Inderjit Tuli:

          We have reviewed your amendment and have the following comments.

        Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Sixth Amended Preliminary Offering Circular Dated March 21, 2025
Risk Factors, page 8

1. We note your response to prior comment 1 and your disclosure on page 46 that 75%
        of your loan portfolio was concentrated in a single loan secured by an industrial property in the Canadian Province of Ontario. Please add a risk factor discussing any material risks related to loan concentration, if applicable, or advise. The Company may be subject to fines and penalties for its failure to file, page 16

2. We note your response to prior comment 2. Please tell us how many of your outstanding Compound Bonds' interest rates were permanently increased. Also please revise this risk factor to quantify the amount of securities that had an increase in interest rate without filing a supplement or post-qualification amendment.
General

3. We note your responses to our prior comments 2 and 3. We note your response that
 April 4, 2025
Page 2

       the company unilaterally changed the interest rate on the bonds, but there is no such express provision in the bond agreement to unilaterally change the interest rate.
       Please explain to us how the change in interest on the bonds is effectuated. We note your disclosure that the company believes that forcing a bond holder to affirmatively trade their current bonds for a new bond with a higher rate could create unfairness if a bondholder did not know action was needed. As part of your response, please tell us how bondholders are notified of the change. Also, please explain how the change in interest rate would constitute this being a continuous offering.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Madeleine Joy Mateo at 202-551-3465 or Susan Block at 202-551-
3210 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Finance